UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Clarient, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
180489 10 6
(CUSIP Number)
Brian J. Sisko, Senior Vice President & General Counsel
Safeguard Scientifics, Inc.
435 Devon Park Drive, Building 800
Wayne, PA 19087-1945
(610) 293-0600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 22, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	180489 10 6

1	NAMES OF REPORTING PERSONS Safeguard Scientifics, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		30,887,294

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		30,887,294

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	30,887,294

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Excludes an aggregate of 20,641 shares of common stock held by certain executive officers and directors of the Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. (“Safeguard”) as collateral for a loan it provides to a former officer of Safeguard. The Reporting Persons disclaim beneficial ownership of such shares.

CUSIP No.	180489 10 6

1	NAMES OF REPORTING PERSONS Safeguard Delaware, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		30,887,294

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		30,887,294

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	30,887,294

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Excludes an aggregate of 20,641 shares of common stock held by certain executive officers and directors of the Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. (“Safeguard”) as collateral for a loan it provides to a former officer of Safeguard. The Reporting Persons disclaim beneficial ownership of such shares.

This Amendment No. 15 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 10, 2000, as amended on February 14, 2001, June 24, 2002, August 13, 2002, August 30, 2002, March 3, 2003, March 2, 2004, November 10, 2005, July 6, 2006, September 29, 2006, March 17, 2008, November 21, 2008, March 27, 2009, September 2, 2009 and September 18, 2009 (as amended, the “Schedule 13D”) by Safeguard Scientifics, Inc. and Safeguard Delaware, Inc. (each, a “Reporting Person” and collectively, the “Reporting Persons”) with respect to the common stock, $0.01 par value per share, of Clarient, Inc. (the “Company”).
Items 4, 6 and 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby (a) amended by deleting the last paragraph of the Schedule 13D and (b) supplemented by adding the following at the end thereof:
On October 22, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with General Electric Company, a New York corporation (“Parent”), and Crane Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub has agreed to commence a cash tender offer to acquire all of the issued and outstanding shares of the Company’s common stock (the “Offer”) for a purchase price of $5 per share in cash (the “Offer Price”).
The Merger Agreement provides that, following the consummation of the Offer, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned indirect subsidiary of Parent. In the Merger, each outstanding share of the Company’s common stock (other than treasury shares, shares held by Parent, Merger Sub or any of their wholly owned subsidiaries, or as to which dissenters’ rights have been properly exercised) will be converted into the right to receive the Offer Price. The consummation of the Merger is subject to certain closing conditions, including approval by the Company’s stockholders, if required.
The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on October 22, 2010 (the “Form 8-K”), and is incorporated in this Amendment by reference. The Merger Agreement has been incorporated herein by reference to provide information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Merger Sub in the Company’s public reports filed with the Securities and Exchange Commission. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the Company in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Company, Parent and Merger Sub, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Merger Sub.

Concurrently with the execution of the Merger Agreement, Safeguard Delaware, Inc. entered into a Tender and Support Agreement with Parent and Merger Sub (the “Support Agreement”) committing the Reporting Persons, as described below. Pursuant to, and subject to the terms of, the Support Agreement, the Reporting Persons have agreed with respect to all shares of common stock of the Company beneficially owned by the Reporting Persons (collectively, the “Shares”), among other things, (i) to tender the Shares, or cause the Shares to be irrevocably tendered, in the Offer, (ii) not to withdraw any of the Shares after such tender unless and until (a) the Offer shall have been terminated or shall have expired in accordance with the terms of the Merger Agreement or (b) the Support Agreement shall have been terminated in accordance with its terms, and (iii) to waive any rights of appraisal or rights to dissent from the Merger and not to assert any such rights of appraisal or dissent.
Pursuant to the Support Agreement, the Reporting Persons also agreed not to (i) transfer (which term shall include any sale, assignment, gift, pledge, hypothecation or other disposition), or consent to or permit any such transfer of, any or all of the Subject Shares or any interest therein (except where the transferee or third party agrees in writing to be bound by the terms thereof), or create or permit to exist any Lien (as defined) that would prevent the Reporting Persons from tendering or voting the Subject Shares in accordance with the Support Agreement or from complying with its other obligations under the Support Agreement, other than any restrictions imposed by applicable law on any such Subject Shares, (ii) enter into any contracts inconsistent with the terms of the Support Agreement with respect to any transfer of Subject Shares or any interest therein, (iii) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to the Subject Shares relating to the subject matter hereof, (iv) deposit or permit the deposit of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares, or (v) take or permit any other action that would in any way restrict, limit or interfere with the performance of its obligations under the Support Agreement or the transactions contemplated thereby.
In addition, pursuant to the Support Agreement, to the extent that the Subject Shares are not purchased in the Offer, the Reporting Persons have agreed to vote or provide a written consent in respect of (or cause the holder of record on any applicable record date to vote or provide a written consent in respect of) all of the Subject Shares in connection with any meeting of the stockholders of the Company duly called and sought for such purpose, including any class of stockholders (and at every adjournment or postponement thereof), or any action by written consent in lieu of a meeting of stockholders of the Company duly requested in respect of such purpose, including any class of stockholders, (i) in favor of the approval and adoption of the Merger Agreement, the approval of the Merger and the other transactions contemplated by the Merger Agreement and the approval of any other matter that is required to be approved by the stockholders of the Company in order to effect the transactions contemplated by the Merger Agreement and (ii) against (A) any agreement or arrangement constituting or related to any third party offer which constitutes an Acquisition Proposal, as defined in the Merger Agreement, (B) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its subsidiaries, and (C) any other action, proposal or agreement that would (1) reasonably be expected to interfere with or delay the consummation of the Merger and the other transactions contemplated by the Merger Agreement or (2) result in any of the conditions to the Offer not being fulfilled or satisfied, and in connection therewith, the Reporting Persons shall execute any documents which are necessary or appropriate in order to effectuate the foregoing. In the event that any meeting of the stockholders of the Company is held and any of the Subject Shares are not purchased in the Offer, the Reporting Persons shall (or shall cause the holder of record on any applicable record date to) appear at such meeting or otherwise cause the outstanding Subject Shares to be counted as present thereat for purposes of establishing a quorum. In furtherance of the foregoing, the Reporting Persons irrevocably granted to, and appointed, until the termination of the Support Agreement, Parent and any person or persons designated in writing by Parent, and each of them individually, as the Reporting Persons’ proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Reporting Persons, to vote all of the outstanding Subject Shares, or grant a written consent in respect of the Subject Shares, or execute and deliver a proxy to vote or grant a written consent in respect of the outstanding Subject Shares, on the matters and in the manner specified in the Support Agreement.
The Support Agreement further provides that, in the event the Merger Agreement is terminated under circumstances in which a Termination Fee (as defined in the Merger Agreement) would be payable by the Company to Parent pursuant to the terms of the Merger Agreement, the Reporting Persons would be required to pay to Parent an amount equal to 25% of the Reporting Persons’ Profit (as defined in the Support Agreement) from the transfer of the Shares pursuant to an Acquisition Proposal (as defined in the Merger Agreement) so long as the agreement with respect to such Acquisition Proposal is entered into or consummated within six months of the termination of the Merger Agreement. Any such required payment would be promptly paid to Parent upon receipt by the Reporting Persons of the proceeds from such transfer of the Shares.
The Support Agreement shall terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the effective date of the Merger, or (iii) any reduction of the Offer Price or the Merger Consideration; provided, however, Safeguard's obligation to pay to Parent an amount equal to 25% of Safeguard's Profit from the transfer of the Shares pursuant to an Acquisition Proposal shall survive the termination of the Support Agreement.
The foregoing description of the Support Agreement is qualified in its entirety by reference to the Support Agreement, attached as Exhibit 10.1 to the Company’s Form 8-K and incorporated in this Amendment by reference.
Concurrently with the execution of the Merger Agreement, Safeguard Scientifics, Inc. (sometimes “Safeguard”)entered into a letter agreement (the “Letter Agreement”) with the Company pursuant to which Safeguard obligated itself to pay an aggregate of $6.9 million (the “Retention Bonuses”) to certain of the Company’s management (the “Eligible Officers”), including the Company’s named executive officers, in the event that a Change in Control of the Company occurs prior to the termination of the Letter Agreement. For purposes of the Letter Agreement, “Change in Control” shall mean (i) the issuance, sale, transfer or acquisition of shares of capital stock of the Company (including a transfer as a result of death, disability, operation of law, or otherwise) in a single transaction or a group of related transactions, as a result of which any entity, person, or group acquires the beneficial ownership of newly issued, outstanding or treasury shares of the capital stock of the Company having 50% or more of the combined voting power of the Company’s then outstanding securities entitled to vote for at least a majority of the authorized number of directors of the Company or (ii) any merger, consolidation, sale of all or substantially all the assets or other comparable transaction as a result of which all or substantially all of the assets and business of the Company are acquired directly or indirectly by another entity. An “affiliate” of an entity is an entity controlling, controlled by, or under common control with the entity specified, directly or indirectly through one or more intermediaries. “Group” shall have the same meaning as in Section 13(d) of the Securities Exchange Act of 1934 (provided, however, that Safeguard (and its affiliates), on the one hand, and Oak Investment Partners XII, Limited Partnership (and its affiliates), on the other hand, shall be deemed not to constitute part of the same group with each other), and “beneficial ownership” shall have the meaning set forth in Rule 13d-3 of the Securities and Exchange Commission adopted under the Securities Exchange Act of 1934.
The Retention Bonuses are payable upon the occurrence of the Change in Control in the event that: (i) the Eligible Officer is employed with the Company on the date on which such Change in Control occurs, or (ii) the Eligible Officer’s employment with the Company is terminated by the Company without cause, as defined in the Letter Agreement, or by the Eligible Officer for good reason, as defined in the Letter Agreement, after the date of the Letter Agreement and prior to the date that such Change in Control occurs.
The payment of the Retention Bonuses is further conditioned upon the approval and ratification of the Retention Bonuses by the Company’s compensation committee as an “employment compensation, severance or other employee benefits arrangement,” as defined under Rule 14d-10(d)(1) under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), for purposes of establishing the “non-exclusive safe harbor” with respect to such Retention Bonus pursuant to Rule 14d-10(d)(2) under the Exchange Act.
The Letter Agreement shall automatically terminate (unless extended in writing by the Company and Safeguard) (i) if at any time prior to the consummation of a Change in Control, the Company is not, for a period of at least 15 consecutive business days, a party to an acquisition agreement, as defined in the Merger Agreement or (ii) if the Other Stockholder Letter (as defined in the Letter Agreement) is terminated or is materially amended to reduce the amount of the commitment of the Other Stockholder to pay retention bonuses thereunder without the consent of Safeguard. For purposes of the preceding sentence, the Company shall be deemed to not be a party to an acquisition agreement if such acquisition agreement has been terminated.
The foregoing description of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement, attached as Exhibit 10.3 to the Company’s Form 8-K and incorporated in this Amendment by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following to the end thereof:
The description of each of the Support Agreement and the Letter Agreement set forth in Item 4 above, and the Support Agreement and the Letter Agreement incorporated therein, are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.
Item 7 of the Statement is hereby amended to add the following:

Exhibit No.	Description
1	Agreement and Plan of Merger among General Electric Company, Crane Merger Sub, Inc. and Clarient, Inc., dated as of October 22, 2010 (incorporated by reference to Exhibit 2.1 to Clarient, Inc.’s Current Report on Form 8-K, filed October 22, 2010).

2	Tender and Support Agreement, dated as of October 22, 2010, by and among General Electric Company, Crane Merger Sub, Inc. and Safeguard Delaware, Inc. (incorporated by reference to Exhibit 10.1 to Clarient, Inc.’s Current Report on Form 8-K, filed October 22, 2010).

3	Letter Agreement between Safeguard Scientifics, Inc. and the Company, dated October 22, 2010 (incorporated by reference to Exhibit 10.3 to Clarient, Inc.’s Current Report on Form 8-K, filed October 22, 2010).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2010	Safeguard Scientifics, Inc.
	By:	BRIAN J. SISKO
Brian J. Sisko
Senior Vice President & General Counsel

Date: October 22, 2010	Safeguard Delaware, Inc.
	By:	BRIAN J. SISKO
Brian J. Sisko
Vice President